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 b) 11.1   Computation of per share earnings
Shaw International, Inc.
Weighted Average Shares Outstanding
October 12, 1999

FROM     TO         DAYS    # OF SHERES    SHARE/DAYS

1/19/99  10/12/99   267     5,000,000      1,335,000,000
7/1/99   10/12/99   103       230,000         23,690,000
                                           -------------
                                           1,358,690,000
1,358,690,000/267 = 5,088,727

Net Loss Per Share     $ (7666 / 5,088,727 = $  (.0015)